UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. ______)*

SELLAS LIFE SCIENCES GROUP, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

81642T 100 (CUSIP Number)

ANGELOS M. STERGIOU, M.D., SC.D. H.C.

SELLAS LIFE SCIENCES GROUP, INC.

315 MADISON AVENUE, 4TH FLOOR

NEW YORK, NY 10017

TELEPHONE: (917) 438-4353

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 29, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81642T 100	13D

1.	Name of Reporting Person Angelos M. Stergiou, M.D., Sc.D. h.c.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Greece; resident of Bermuda
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 450,135 shares of Common Stock
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 450,135 shares of Common Stock
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 450,135 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 7.8% (1)
14.	Type of Reporting Person (see instructions) IN

(1)	Calculated based upon the approximately 5,766,891 shares of common stock reported by the Issuer to be issued and outstanding as of December 29, 2017, in its Current Report on Form 8-K, as filed with the Securities and Exchange Commission on January 5, 2018.

Explanatory Note

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”). This Schedule 13D is being filed by the Reporting Person (as defined below) to report the acquisition of shares of Common Stock (as defined below) of the Issuer (as defined below) on December 29, 2017 as described in Item 4 below.

Item 1. Security and Issuer

(a) This statement on Schedule 13D relates to the common stock (“Common Stock”) of SELLAS Life Sciences Group, Inc., a Delaware corporation (the “Company”).

(b) The principal executive offices of the Issuer are located at 315 Madison Avenue, 4th Floor, New York, NY 10017.

Item 2. Identity and Background

(a) The person filing this statement is Angelos M. Stergiou, M.D., Sc.D. h.c. (“Reporting Person”).

(b) The address of the principal place of business of the Reporting Person is c/o SELLAS Life Sciences Group, Inc., 315 Madison Avenue, 4th Floor, New York, NY 10017.

(c) The principal business of the Reporting Person is the President and Chief Executive Officer of the Issuer.

(d) During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of Greece and a resident of Bermuda.

Item 3. Source and Amount of Funds or Other Consideration

Not applicable.

Item 4. Purpose of Transaction

Merger Agreement

As more fully described in Agreement and Plan of Merger and Reorganization, dated as of August 7, 2017 and amended November 5, 2017, by and among the Issuer, Sellas Intermediate Holdings I, Inc. (“Holdings I”), Sellas Intermediate Holdings II, Inc. (“Holdings II”), Galena Bermuda Merger Sub, Ltd., an indirect wholly owned subsidiary of the Issuer (“Merger Sub”) and SELLAS Life Sciences Group Ltd, a Bermuda exempted Company (“Private SELLAS” and, collectively with the Registrant, Holdings I, Holdings II and Private SELLAS, the “Parties”) (the “Merger Agreement”), the common shares of Private SELLAS were converted into the right to receive shares of the Issuer in the merger contemplated by the Merger Agreement (the “Merger”). Pursuant to the terms of the Merger Agreement, each common share of Private SELLAS was converted into the right to receive 43.9972 shares of the Issuer’s Common Stock.

Immediately prior to the consummation of the Merger, Dr. Stergiou held 10,231 common shares of Private SELLAS. As a result of the Merger, the 10,231 common shares of Private SELLAS converted into the right to receive 450,135 shares of the Issuer’s Common Stock.

Item 5. Interest in Securities of the Issuer

(a)(b) The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Person filing this Statement on Schedule 13D is provided as of the date of this filing:

Shares Held Directly (1)	Sole Voting Power (1)	Shared Voting Power (1)	Sole Dispositive Power (1)	Shared Dispositive Power (1)	Beneficial Ownership (1)	Percentage of Class (2)
450,135	450,135	0	450,135	0	450,135	7.8%

(1)	Represents the number of shares of Common Stock currently underlying all securities held by the Reporting Person.
(2)	The percentage calculation is based upon the approximately 5,766,891 shares of Common Stock reported by the Issuer to be issued and outstanding as of December 29, 2017, in its Current Report on Form 8-K, as filed with the securities and Exchange Commission on January 5, 2018.

(c) Except as set forth in Item 4 above, Reporting Person has not effected any transaction in the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth under Items 4 and 5 and the agreements set forth on the Exhibits attached hereto are incorporated herein by reference. Other than the Merger Agreement described above, to the best of the Reporting Person’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person, with respect to the securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description

1.	Agreement and Plan of Merger, dated as of August 7, 2017, by and among Galena Biopharma, Inc., Galena Bermuda Merger Sub, Ltd., Sellas Intermediate Holdings I, Inc., Sellas Intermediate Holdings II, Inc. and SELLAS Life Sciences Group Ltd, as amended (filed as Exhibit 2.1 to the Registrant’s Amendment No. 2 to Registration Statement on Form S-4 (File No. 333-220592), filed with the Securities and Exchange Commission on November 6, 2017 and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 8, 2018

/s/ Angelos M. Stergiou
Angelos M. Stergiou, M.D., Sc.D. h.c.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)